Room 4561

September 19, 2006

Mr. Timothy Neher
Chief Executive Officer
Wherify Wireless, Inc.
2000 Bridge Parkway, Suite 201
Redwood Shores, California 94065

Re: **Wherify Wireless, Inc.**
        Preliminary Proxy Statement on Schedule 14A filed September 5, 2006
        File No. 0-24001

Dear Mr. Neher:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners and Management, page 6

1.   We note that Cornell Capital has the right to acquire a significant number of shares of your common stock as a result of their convertible debenture and warrant holdings. Accordingly, it appears that disclosure with respect to these rights should be provided in a footnote to the table. To the extent shares are excluded because of a contractual cap that restricts Cornell Capital's right to convert or exercise, this should be explained clearly. Please see Item 403 of Regulation S-B and its accompanying instructions as well as Rule 13d-3(d)(1) under the Exchange Act for additional guidance. Please revise or otherwise advise.

<u>Proposal 2, page 25</u>

2.   We note the various current obligations to issue shares of your common stock as a result, for example, of your direct best-efforts primary offering and the convertible debentures, warrants and equity line arrangement with Cornell Capital. Please provide concise and clear disclosure regarding each such obligation to issue shares of your common stock and provide a tabular illustration reflecting the current number of shares outstanding, the shares reserved for issuance pursuant to the various obligations and the shares that are unreserved and available for issuance. Please also detail in such table the percentage of your current and prospective authorized number of shares such shares represent.

3.   Please explain the consequences under your commitments and obligations to issue common stock, such as your convertible securities, if stockholders do not approve the increase in authorized shares. Such increase in authorized shares is necessary to provide sufficient authorized capital to accommodate the conversion of such securities. Please discuss any contractual obligations in the terms of the convertible securities that could or currently subject you to liability, damages or default for failure to obtain the stockholder approval for the increase in authorized shares.

4.   We note your statement on page 26 that the board is "concerned that the number of shares of Common Stock currently available for issuance may prove insufficient for capital raising, acquisitions, and other opportunities that may arise during the next few years." It appears that the primary reason for seeking the increase in authorized capital is the insufficient number of shares currently available to satisfy your current obligations. If so, please revise your disclosure to emphasize this primary concern.

5.   We note your disclosure that you are exploring various opportunities. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

6.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

<u>Proposal 3, page 26</u>

7.   We note your disclosure on page 27 that you are "unable to determine the future awards that will be granted under the 2004 Stock Plan if the proposed amendment is approved by shareholders." Please disclose whether you presently have any plans, proposals or arrangements to make any awards under the 2004 Stock Plan.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director